HEAD OFFICE


SEC MAIL PROCESSING
RECEIVED
MAY 26 2005
WASH. D.C. SECTION
209
05008603

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

SUPPL

May 16, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On the meeting no.2152 of the Board of Directors on 11 May 2005, it is decided to obtain all the necessary legal permissions in order to merge the Bank with Ana Konut Danışmanlık AŞ, a fully owned non-financial subsidiary of the Bank at a net book value of NTL 295,471 thousands as of 31 March 2005, taking over all the rights, assets, liabilities and obligations of the company ceasing its legal corporate existence after merger.

Yours sincerely,

Aslı SU	Funda GÜNGÖR
Vice President	Senior Vice President
Corporate Strategy, Business Development	Corporate Strategy, Business Development
& Investor Relations	& Investor Relations